Exhibit 99.1

InMode Announces Conclusion of Independent Transaction Committee Review

YOKNEAM, Israel , February 23, 2026 /PRNewswire/ -- InMode Ltd. (Nasdaq: INMD) a leading global provider of innovative medical technologies (“InMode” or the "Company"), today announced that the independent transaction committee of its Board of Directors (the "Committee") has completed its review of proposals received in connection with a potential transaction.

Since its formation, the Committee has conducted a comprehensive and independent process to evaluate proposals received over the course of its work, with the assistance of external financial and legal advisors.

Following a careful review of the final proposals received in connection with the potential transaction, the Committee has concluded that none of the final proposals is adequate and in the best interests of the Company and its shareholders. Accordingly, the Committee has determined to discontinue the process at this time.

The Company will continue to review and evaluate its business and growth strategy, as well as its cash allocation strategy, with a focus on enhancing long-term shareholder value.

The Company does not intend to provide further updates regarding this matter unless and until it determines that additional disclosure is appropriate or required.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency ("RF") technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode and its wide array of medical technologies, visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2026, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Contacts
Miri Segal
MS-IR LLC
ir@inmodemd.com